FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC AND MARKS AND SPENCER JOIN FORCES
IN FINANCIAL SERVICES

HSBC Holdings plc (HSBC) and Marks and Spencer Group plc (Marks and Spencer) are partnering in a business joint venture and have agreed to jointly manage and grow Marks and Spencer Retail Financial Services Holdings Ltd (MSRF), which HSBC will acquire 100 per cent of. Under the terms of the agreement, HSBC will pay an up-front consideration of GBP275 million plus net asset value at completion (which is currently estimated to be GBP488 million).

Marks and Spencer will also receive continuing payments for services to be provided to MSRF based on product sales including a 50 per cent share of the earnings of the business, after deducting certain costs that will be incurred by HSBC. Under the terms of the agreement, HSBC will manage the existing and new accounts generated during the period of the partnership, which has an initial 10-year term. The transaction should be completed by the end of 2004 and is subject to regulatory and other approvals.

This transaction has been agreed following a competitive tendering process. HSBC will operate the business under the Marks and Spencer brand. HSBC and Marks and Spencer will partner in the business joint venture through contributing an equal number of representatives to its Management Committee.

The agreement brings together two powerful brands with a common commitment to outstanding customer care. It is consistent with HSBC's strategic objective to grow its financial services and consumer finance business and makes it one of the top three credit card issuers in the UK. The transaction is also expected to achieve significant financial and operational benefits for MSRF through HSBC's lower funding costs, leading operating capabilities and expertise in consumer finance. Together, Marks and Spencer and HSBC will also increase the effectiveness of customer marketing and loyalty programmes and extend product choice for consumers.

Michael Geoghegan, Chief Executive of HSBC Bank plc, said: "Combining our expertise in banking with Marks and Spencer's prestige and experience in retailing will create an exciting new force in UK financial services.

"This is very much in line with our strategy to build our business. Marks and Spencer enjoys a unique position in the minds of British consumers and together we have the opportunity to nurture this for the mutual benefit of our business and the 11 million customers visiting Marks and Spencer stores every week."

Stuart Rose, Chief Executive of Marks and Spencer, commented: "We have successfully built a strong financial services business in less than 20 years. It reflects the tremendous loyalty of our customers and with HSBC we will have the opportunity to further develop our operations and aim to reach out to more UK consumers.

"In HSBC we have a partner with unparalleled banking experience around the world and a company we have trusted since first opening an account in 1894. It is the top major bank for service and shares our commitment to foster quality relations with customers as a basis for modern retailing. That marks our approach to business and will remain the key to successfully building MSRF's business."

MSRF was established in 1985, has 2.7 million cardholders and had GBP2.5 billion outstanding credit receivables, GBP439 million in deposits, and approximately GBP1 billion in funds under management as at 3 April 2004. It is one of the UK's top 10 credit card providers. The business provides its services from Marks and Spencer's 375 stores and remote distribution channels. It offers a comprehensive range of financial services to the company's retail customers including card products, loans, savings, investments, and general insurance products.

Under the terms of the agreement, HSBC will acquire 100 per cent of Marks and Spencer Retail Financial Services Holdings Ltd and its subsidiaries as follows: Marks and Spencer Financial Services plc; Marks and Spencer Savings and Investments Ltd; Marks and Spencer Unit Trust Management Ltd; and Marks and Spencer Life Assurance Ltd.

Notes to editors:

The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from more than 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,034 billion at 31 December 2003, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Marks and Spencer Group plc
Marks and Spencer is one of the UK's leading retailers of clothes, food, home products and financial services with turnover of GBP7.3 billion. Some 11 million people shop with them each week in the 375 stores. They employ just under 66,000 people at their UK stores and in their network of head offices. In addition they have 155 stores managed under franchise in 28 territories mostly in Europe, the Middle East, Asia and the Far East, stores in the Republic of Ireland, nine wholly owned stores in Hong Kong and they own the US supermarket group, Kings Super Markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: July 12, 2004